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                            January 5, 2022

       Lawrence Sun
       Secretary Assistant
       ENTREPRENEUR UNIVERSE BRIGHT GROUP
       Suite 907, Saigo City Paza Building 2
       No. 170, Weiyand Road
       Xi'an, China

                                                        Re: ENTREPRENEUR
UNIVERSE BRIGHT GROUP
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed December 10,
2021
                                                            File No. 000-56305

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10 filed December 10, 2021

       Explanatory Note, page ii

   1. We note your response to comment 1. Please expand the disclosure to address the consequences to you and
your investors if you inadvertently conclude that such approvals are not required, or
applicable laws, regulations, or interpretations change and you are required to obtain
approval in the future.
   2. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Disclose that trading in your securities may
be prohibited under the Holding Foreign Companies Accountable
                                                        Act if the PCAOB
determines that it cannot inspect or investigate completely your
 Lawrence Sun
ENTREPRENEUR UNIVERSE BRIGHT GROUP
January 5, 2022
Page 2
         auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021.
Item 1. Business
Corporate Structure, page 2

3. We note your revised disclosure in response to comment 2. With respect to each separate risk you discuss here and that were identified in comment 2 and comment 7 from our
         September 21, 2021 letter, please provide separate cross-references to each individual risk factor that discusses each risk in greater detail. Please also disclose here that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Item 1A. Risk Factors
Our PRC subsidiary failed to deposit adequate contributions to the housing fund, page 39

4. We note your disclosure in response to comment 5, specifically that "As of the date of this submission, the total accumulated amount of the Group's unpaid housing fund is approximately US $25,000." Please revise to clarify the entity referred to by the term "the
         Group's."
The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, page 46

5. Expand your disclosure to reflect that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. FirstName LastNameLawrence Sun
Item 6. Executive Compensation, page 63
Comapany NameENTREPRENEUR UNIVERSE BRIGHT GROUP
JanuaryPlease
6.            revise
        5, 2022 Pageto2include disclosure for the fiscal year ended December 31, 2021.
FirstName LastName
 Lawrence Sun
FirstName  LastNameLawrence
ENTREPRENEUR      UNIVERSESun
                            BRIGHT GROUP
Comapany
January    NameENTREPRENEUR UNIVERSE BRIGHT GROUP
        5, 2022
January
Page 3 5, 2022 Page 3
FirstName LastName
Exhibit 23.2

7. Please revise to include counsel's consent to be named in the Risk Factors section of the filing, as well.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 if
you have questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services